UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                            Tecumseh Products Company
                                (Name of Issuer)

                                 Common-Class A
                         (Title of Class of Securities)

                                    878895200
                                 (CUSIP Number)

                                  June 30, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                PAGE 1 OF 4 PAGES

 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Tradewinds Global Investors, LLC                        02-0767178

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]
       N/A

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware - U.S.A.

5 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING SOLE PERSON WITH VOTING POWER
       1,583,178
6 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING SOLE PERSON WITH SHARED VOTING POWER
       0
7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING SOLE PERSON WITH SOLE DISPOSITIVE POWER
       1,760,114
8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING SOLE PERSON WITH SHARED DISPOSITIVE POWER
       0
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,760,114

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       13.13%

12     TYPE OF REPORTING PERSON*
       IA

NOTE:
Tradewinds Global Investors LLC ("Tradewinds") is an affiliate of NWQ Investment Management Company ("NWQ"). NWQ previously had reported beneficial ownership of securities under Section 13(d) of the Exchange Act of 1934, as amended (the "Exchange Act") and Regulation 13D/G thereunder on behalf of itself and Tradewinds. Tradewinds was formed as a legal entity in the fourth quarter of 2005 and commenced operation in 2006. Since that time, the two firms worked to achieve operational separation of their investment management and proxy voting functions, which separation was completed as of June 30, 2007. Accordingly, this filing is being made to report Tradewinds's beneficial ownership of the Issuer's securities independently from that of NWQ.

Both NWQ and Tradewinds are wholly owned subsidiaries of Nuveen Investments, Inc. ("Nuveen"), a parent company with several subsidiaries engaged in the investment management business. Nuveen has adopted internal operating policies to ensure that investment management and voting decisions are made independently by investment personnel at its investment management subsidiaries. Accordingly, hereafter NWQ and Tradewinds (like Nuveen's other investment management subsidiaries) anticipate independently reporting beneficial ownership of securities pursuant to Section 13(d) of the Exchange Act and Regulation 13D/G thereunder.

                                PAGE 2 OF 4 PAGES

              Item 1(a) Name of Issuer:
                            Tecumseh Products Company

              Item 1(b) Address of Issuer's Principal Executive Offices:
                            100 East Patterson Street
                            Tecumseh, MI 49286
                            United States

              Item 2(a) Name of Person Filing:
                         Tradewinds Global Investors,LLC

              Item 2(b) Address of the Principal Office or, if none, Residence:
                        2049 Century Park East, 20th Floor
                        Los Angeles, CA 90067

              Item 2(c) Citizenship:
                        Delaware - U.S.A.

              Item 2(d) Title of Class of Securities:
                        Common-Class A

              Item 2(e) CUSIP Number:
                        878895200

              Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                        (e)      [X] An investment advisor in accordance with
                                 section 240.13d-1(b)(1)(ii)(E)

              Item 4    Ownership:
                         (a) Amount Beneficially Owned:
                             1,760,114

                              (b) Percent of Class:
                             13.13%

                        (c)  Number of shares as to which such person has:

                        (i)  sole power to vote or direct the vote: 1,583,178

                       (ii)  shared power to vote or direct the vote: 0

                      (iii) sole power to dispose or to direct the disposition of: 1,760,114

                       (iv) shared power to dispose or to direct the disposition of:
                             0
                                PAGE 3 OF 4 PAGES

              Item 5    Ownership of Five Percent or Less of a Class:

                                    Not applicable.

              Item 6 Ownership of More than Five Percent on Behalf of Another Person:

                        Securities reported on this Schedule 13G are beneficially owned by clients which may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, foundations, endowments or other institutional clients.

              Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                        Not applicable.

              Item      8 Identification and Classification of Members of the
                        Group:

                        Not applicable.

              Item 9    Notice of Dissolution of a Group:
                        Not applicable.

              Item 10   Certification:
                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2007

                                      Tradewinds Global Investors, LLC

                                      By:   /S/ David B. Iben
                                            -----------------
                                      Name:  David B. Iben, CFA
                                      Title: Chief Investment Officer

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